     VIA EDGAR [AND BY FAX]

     Division of Corporation Finance
     Securities and Exchange Commission
     100 F Street, N.W.
     Washington, D.C. 20549                                    December 14, 2010

     Attention:   Ms. Kate Tillan

                  Re:     Metalink Ltd.
                          Form 20-F for the fiscal year ended December 31, 2009
                          Filed June 30, 2010
                          FILE NO. 0-30394

     Dear Ms. Tillan:

          We are writing in response to the comments of the Staff of the
     Division of Corporation Finance of the Securities and Exchange Commission
     (the "COMMISSION") that were contained in your letter dated November 16,
     2010 (the "COMMENT LETTER") regarding the Annual Report on Form 20-F of
     Metalink Ltd. (the "COMPANY" or "WE") filed with the Commission on June 30,
     2010 (the "ANNUAL REPORT").

          Please note that, as discussed with you, Ms. Kate Tillan, the due date of this response letter was extended until December 15, 2010.

          Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company's responses thereto. We have also included the requested Company statement below.

Ms. Kate Tillan
December 14, 2010

     FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

     ITEM 15. CONTROLS AND PROCEDURES, PAGE 90

     EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 90

     1.   YOU DISCLOSE YOUR OFFICERS' CONCLUSIONS REGARDING YOUR DISCLOSURE
          CONTROLS AND OTHER PROCEDURES. IN FUTURE FILING, INCLUDING ANY
          AMENDMENTS, PLEASE DISCLOSE THE CONCLUSIONS OF YOUR OFFICERS REGARDING
          THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE
          END OF THE PERIOD COVERED BY THE REPORT AS REQUIRED BY ITEM 307 OF
          REGULATION S-K.

          RESPONSE

          The Company confirms that in future filings, including any amendments, it will revise the disclosure in Item 15 to disclose the conclusions of its officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report as required by Item 15T(a) of Form 20-F (the equivalent of Item 307 of
          Regulation S-K).

     INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 91

     2.   PLEASE AMEND YOUR FORM 20-F TO INCLUDE A REPORT OF MANAGEMENT ON THE
          COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING, INCLUDING
          MANAGEMENT'S ASSESSMENT OF THE EFFECTIVENESS OF THE COMPANY'S INTERNAL
          CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2009, AS REQUIRED
          BY ITEM 308T(A) OF REGULATION S-K.

          RESPONSE

          The Company believes that the Annual Report does include a report of management on the Company's internal control over financial reporting, including management's assessment of the effectiveness of the company's internal control over financial reporting, as required by
          Item 15T(b) of Form 20-F (the equivalent of Item 308T(a) of Regulation
          S-K), except that the Company inadvertently stated that the conclusion of the effectiveness of the internal control over financial reporting was as of "December 31, 2007" rather than "December 31, 2009". The aforesaid is a non-intentional typographical error as demonstrated by,
          INTER ALIA, (1) the paragraph in the Annual Report that provides in its pertinent part that "... WE CONDUCTED AN EVALUATION OF THE
          EFFECTIVENESS OF OUR INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF
          DECEMBER 31, 2009..." and (2) the certifications of the executive officers of the Company, filed as Exhibits 12.1 and 12.2 of the Annual
          Report, that provide in their pertinent parts that each of the executive officers "...EVALUATED THE EFFECTIVENESS OF THE COMPANY'S
          DISCLOSURE CONTROLS AND PROCEDURES AND PRESENTED IN THIS REPORT OUR
          CONCLUSIONS ABOUT THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND
          PROCEDURES, AS OF THE END OF THE PERIOD COVERED BY THIS REPORT BASED
          ON SUCH EVALUATION..." [Underlines Added by the Undersigned]

Ms. Kate Tillan
December 14, 2010

          In light of the aforesaid circumstances, the Company respectfully requests the Staff to conquer with the Company that filing an amendment to the Annual Report to correct the aforesaid typographical error is not required. The Company confirms that in its future filings it will revise the disclosure in Item 15 to include a report of management on the company's internal control over financial reporting, including management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the period covered in the report, as required by Item 15T(b) of Form
          20-F (the equivalent of Item 308T(a) of Regulation S-K).

     CONSOLIDATED FINANCIAL STATEMENT, PAGE F-1

     NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

     3.   ON PAGE F-10, YOU DISCLOSE THAT TRANSACTIONS AND BALANCES WHICH ARE
          NOT IN U.S. DOLLARS ARE REMEASURED INTO U.S. DOLLARS AT THE SPOT RATE
          ON THE DAY OF THE TRANSACTION. PLEASE TELL US HOW YOUR ACCOUNTING
          POLICY CONSIDERED FASB ASC 830-20-35-2 UNDER WHICH YOU SHOULD ADJUST
          RECORDED BALANCES THAT ARE DOMINATED IN A CURRENCY OTHER THAN THE
          FUNCTIONAL CURRENCY TO REFLECT THE CURRENT EXCHANGE RATE AT EACH
          BALANCE SHEET DATE.

          RESPONSE

          The Company notes the Staff's comment and advises the Staff that the policy it follows is in accordance with FASB ASC 830-20-35-2.
          Specifically, transactions and balances denominated in currencies other than U.S. dollars are being adjusted to the end of period prevailing spot rate. Note 2B to the financial statement included in the Annual Report refers to balances that are being adjusted throughout the period and finally adjusted to the end of period rate with all adjustments recognized in earnings. The Company confirms that in its future filings it will revise the disclosure to clarify the foregoing.

Ms. Kate Tillan
December 14, 2010

     4.   WE NOTE THAT YOU DISCLOSE THE WEIGHTED AVERAGE FOR THE ASSUMPTIONS
          UNDERLYING YOUR BLACK-SCHOLES OPTION PRICING MODELS IN 2007, 2008 AND
          2009. PLEASE REVISE FUTURE FILINGS TO DISCLOSE THE RANGES UTILIZED
          CONSISTENT WITH FASB ASC 718-10-50-2(F)(2).

          RESPONSE

          The Staff is advised that we do not employ different risk free rates or different volatility rates during the contractual term. As described in Note 2M to the financial statement included in the Annual
          Report, the Company employs the Black Scholes option pricing model.
          The Company believes that, consistent with ASC 718-10-50-2(f)(2), such model requires one parameter and not a range as may be required in certain lattice models, and that, consequently, future filings need not provide a range.

     5.   PLEASE TELL US HOW YOU DETERMINED THE RISK-FREE INTEREST RATE FOR EACH
          PERIOD PRESENTED. REFER TO FASB ASC 718-10-55-28. IN FUTURE FILINGS
          PLEASE INCLUDE A DESCRIPTION OF THE METHOD USED DURING EACH YEAR TO
          ESTIMATE THE RISK-FREE INTEREST RATE CONSISTENT WITH FASB ASC
          718-10-50-2(F).

          RESPONSE

          The Staff is advised that our share based payments are denominated in
          US dollars. Consequently, in accordance with ASC 718-10-55-28, we looked for the yields on US dollars denominated governmental bonds with maturity that is commensurate with the expected term of the award. The Company confirms that in its future filings it will revise the disclosure to clarify the foregoing.

     6.   WE NOTE THAT THE EXPECTED LIFE OF YOUR OPTIONS IN 2007, 2008 AND 2009
          IS 2.43, 2.51, AND 2.97 YEARS. YOU DISCLOSE THAT YOU DETERMINED THE
          EXPECTED LIFE BASED UPON THE SIMPLIFIED METHOD. ON PAGE F-24 YOU
          DISCLOSE THAT OPTIONS VEST OVER PERIODS UP TO FIVE YEARS. UNDER FASB
          ASC 718-10-55-31(A) AND QUESTION 3 OF SAB TOPIC 14.D(2), THE EXPECTED
          TERM CANNOT BE SHORTER THAN THE VESTING PERIOD. PLEASE SHOW US HOW YOU
          DETERMINED THE EXPECTED TERM OF YOUR OPTIONS FOR EACH PERIOD PRESENTED
          AND TELL US WHETHER THE OPTION TERMS ARE PLAIN VANILLA OPTIONS. REFER
          TO QUESTION 6 OF SAB TOPIC 14.D(2).

Ms. Kate Tillan
December 14, 2010

          RESPONSE

          The Staff is advised that information provided on page F-12 relates only to share based awards to employees. Further, as discussed in comment no. 7 of the Staff, we utilized the simplified method that averages the contractual and the vesting periods and con not result in expected life shorter than the vesting period. In none of the awards to employees that have requisite service period, the expected term was shorter than the vesting period, consistent with ASC 718-10-55-31(a).
          Fair value of warrants granted to non-employees or investors is determined by OV model of Bloomberg and utilize the full contractual life of the warrant and not the expected life. In future filings, the
          Company will revise the disclosure to clarify that expected life of warrants granted to employees that require a service period in never shorter than the required service period.

     7.   FURTHER, AS REQUIRED BY QUESTION 6 OF SAB TOPIC 14.D(2), PLEASE
          DISCLOSE IN THE NOTES TO YOUR FINANCIAL STATEMENTS IN FUTURE FILINGS
          THE REASON WHY YOU USED THE SIMPLIFIED METHOD.

          RESPONSE

          The Staff is advised that we considered the guidance in Question 6 of
          SAB Topic 14.D(2) and believe that it is applicable to us. As more fully described in the Annual Report, we have changed our main focus from Digital Subscriber Line (DSL) to Wireless Local Area Network
          (WLAN) that was eventually sold to Lantiq. In parallel, our workforce decreased significantly, from 230 employees in 2007 to 69 employees in
          2009. We believe that these business structural changes have made historical information less relevant and reliable and, consequently, we implemented the simplified method consistent with the guidance in
          Question 6 of SAB Topic 14.D(2). In future filings, the Company will revise the disclosure to include the reason for the use of the simplified method.

     8.   YOU DISCLOSE THAT YOU DETERMINED YOUR VOLATILITY USING HISTORICAL
          QUOTES. PLEASE TELL US IN MORE DETAIL HOW YOU DETERMINED YOUR
          VOLATILITY FOR EACH PERIOD PRESENTED. DISCUSS HOW YOU CONSIDERED FASB
          ASC 718-10-55-35 THROUGH 55-41 AND SAB TOPIC 14.D(1).

Ms. Kate Tillan
December 14, 2010

          RESPONSE

          The Staff is advised that we determined volatility by taking historical quotes of our shares back in the past that resemble the expected term of the warrant being valued. We use consistently daily quotes we extract from [publicly available online sources] and apply to it the formula to determine daily volatility that is then converted into annual volatility that we use in the Black Scholes model. The
          Staff is further advised that there are no traded instruments of the
          Company, other than shares, that implied volatility can be derived from and we believe that in our case market participant would rely on historical volatility in estimating the value of warrants.

     NOTE 8- SHORT-TERM LOAN, PAGE F-21

     9.   PLEASE TELL US THE NATURE OF THE TERMS OF THE WARRANTS THAT CAUSED YOU
          TO ACCOUNT FOR THEM AS LIABILITIES. IN THIS REGARD, PLEASE EXPLAIN
          UNDER WHAT CIRCUMSTANCES YOU WOULD HAVE TO PAY THE HOLDER IN CASH FOR
          THE WARRANTS. DISCUSS HOW YOU EVALUATED THESE TERMS UNDER ASC 815-10
          IN DETERMINING THAT THE WARRANTS SHOULD BE CLASSIFIED AS LIABILITIES.

          RESPONSE

          The Staff is advised, that the warrants issued to the lender stipulated, among other things, that if the Company issues shares or
          Common Stock Equivalents (as defined in the warrants) within the earlier of 90 calendar days of the Second Closing Date or 200 calendar days of the First Closing Date at an effective price of less than
          $1.00 per share, than the warrants issued, at the lender's own discretion, may be redeemed for cash at the then fair value. Since the share price of the Company at that time was significantly lower than
          $1.0 and due to the Company's financial situation where the Company sought a capital investment, we could not assert that such issuance is not probable and hence an obligation as defined in ASC 480-10 was undertaken. We believe that had any issuance opportunity would have been available at the time, we would have used it even if the purchase price per share was lower than $1.0. As such, at first the warrants were classified as liability until the 200 days provision would lapse.

          Upon adoption of ASC 815-40-15 (formerly EITF 07-5), we reevaluated the warrants and, due to the fact that it also contained an anti-dilution clause that is triggered by issuance of future dilutive issuances, it was classified as liability in accordance with ASC
          815-40-15. As a result, even after the 200 days lapsed, the warrants were still classified as liability.

Ms. Kate Tillan
December 14, 2010

     10.  WITH RESPECT TO THE SECOND AMENDMENT TO THE LOAN AGREEMENT ON
          SEPTEMBER 6, 2009, AND THE THIRD AMENDMENT ON DECEMBER 30, 2009,
          PLEASE TELL US HOW YOU CONSIDERED FASB ASC 470-50-40 IN DETERMINING
          WHETHER THE CHANGES RESULTED IN A MODIFICATION OR AN EXTINGUISHMENT.

          RESPONSE

          The Staff is advised that the changes to the loan were considered as an extinguishment, within the meaning of ASC 470-50-40.

          On September 6, 2009, the Company entered into a second amendment to the Loan Agreement (the "SECOND AMENDMENT"). The Second Amendment
          stipulated an increase in the principal amount of up to additional 15%
          (or a total of $4,312,500) if payment is extended beyond January 1,
          2010. At the time of the Second Amendment, we considered the repayment of the loan before January 1, 2010 to be remote and, consequently, in considering the expected change in cash flows, we assumed that the increase in the principal amount is of 15%. As the original loan was already due at the time of the Second Amendment, it was clear that an increase in principal amount of 15% for a period of 4 months would result in more than 10% change in cash flows. Moreover, when taking into account the fair value of the reduction in exercise price of the warrants from $0.50 to $0.03 that was considered part of the calculation, it was clear that it will result in more than a 10%
          change in cash flows. All in all, we had to account for the Second
          Amendment as an extinguishment. The effect of the extinguishment was that the excess of the new loan's fair value over the carrying amount of the original loan (including any unamortized discount thereon) and the change in fair value of the warrants were recorded in earnings.

          On December 30, 2009, the Company entered into a third amendment to the Loan Agreement (the "Third Amendment"). The Third Amendment
          stipulated that pending the closing of an asset sale to a third party
          (which closing took place on February 15, 2010), the repayment amount would be reduced to $4,100,000, of which $3,750,000 was due upon completion of the asset sale. We considered the pending reduction of the principal amount as contingent payment as of December 30, 2009.
          [That reduction, that eventually occurred on February 15, 2010, and the contingency resolved resulting in a loan principal of $4,100.
          Hence, the loan amount presented as of December 31, 2009, on $4,100.]

Ms. Kate Tillan
December 14, 2010

     NOTE 10. SHARE CAPITAL, PAGE F-23

     11.  WITH RESPECT TO YOUR ISSUANCE OF COMMON STOCK AND WARRANTS IN AUGUST
          2007, PLEASE TELL US WHERE YOU RECORDED THE VALUE OF THE WARRANTS IN
          YOUR FINANCIAL STATEMENTS. YOU DISCLOSE ON PAGE F-22 THAT THE ISSUANCE
          OF THE WARRANTS TRIGGERED AN ADJUSTMENT OF THE EXERCISE PRICE OF THE
          WARRANTS ISSUED IN AUGUST 2007. PLEASE TELL US THE SIGNIFICANT TERMS
          OF THOSE WARRANTS, INCLUDING THE TERMS THAT CAUSED THE ADJUSTMENTS.
          DISCUSS HOW YOU CONSIDERED THESE TERMS IN DETERMINING TO ACCOUNT FOR
          THE WARRANT AS EQUITY. SPECIFICALLY DISCUSS YOUR ADOPTION FASB ASC
          815-40-15 (FORMERLY EITF 07-5) ON JANUARY 1, 2009.

          RESPONSE

          In August 2007, we issued to certain investors an aggregate of
          3,200,000 ordinary shares in consideration for an aggregate of $19.2 million, or $6.00 per share. In addition, we issued to these investors warrants, exercisable until August 7, 2012, to purchase an aggregate of an additional 800,000 ordinary shares at an exercise price of $8.00 per share, subject to certain adjustments, including an anti-dilution adjustment in the event that we issue securities at a price per share lower than the exercise price. Under the warrants, we were also entitled to force the exercise of the warrants in the event the market price for our ordinary shares exceeds certain thresholds.

          The Staff is advised that the anti-dilution mechanism in the warrants is a broad based weighted average, i.e., the adjustment is based on the relative dilutive effect of new issuance of securities, with a floor price of $6.50. That anti-dilution mechanism would require classification as liability under ASC 815-40-15. The Staff is further advised that in light of the significantly lower share price at the time of initial application of ASC 815-40-15, and throughout the year
          (a rough average of $0.1 per share), the effect of the adoption FASB
          ASC 815-40-15 (formerly EITF 07-5) on January 1, 2009 was de minimis.
          The Company will continue monitoring the value of the warrants and, if and when such value will be more than nominal, it would be recognized through earnings in accordance with FASB ASC 815-40-15.

Ms. Kate Tillan
December 14, 2010

     12.  WE NOTE THAT IN FEBRUARY 2010 YOU IMPLEMENTED A ONE-FOR-TEN REVERSE
          STOCK SPLIT. HOWEVER, ON THE FACE OF YOUR BALANCE SHEET, WITHIN YOUR
          STATEMENT OF SHAREHOLDERS' EQUITY AND IN FOOTNOTE 10, YOU HAVE
          PRESENTED COMMON SHARES ON A PRE-SPLIT BASIS. IN ACCORDANCE WITH SAB
          TOPIC 4C, PLEASE REVISE FUTURE FILINGS TO GIVE RETROACTIVE EFFECT TO
          THE REVERSE STOCK SPLIT ON YOUR FINANCIAL STATEMENTS AND RELATED
          DISCLOSURES.

          RESPONSE

          We noted the Staff comment and will revise the disclosure in future filings to give effect to the reverse stock split in accordance with
          SAB Topic 4C.

     C. STOCK OPTIONS, PAGE F-24

     13.  YOU DISCLOSE THAT OPTIONS GRANTED VEST OVER PERIODS OF UP TO FIVE
          YEARS WHILE MOST OF THE OPTIONS GRANTED AFTER 2005 EXPIRE AFTER FOUR
          YEARS. PLEASE REVISE YOUR DISCLOSURE IN FUTURE FILINGS TO RECONCILE
          THE DISCLOSURE AND INCLUDE A DESCRIPTION OF THE REQUISITE SERVICE
          PERIOD AND MAXIMUM CONTRACTUAL TERM SO THAT A READER UNDERSTANDS THE
          NATURE AND TERMS OF EACH OF YOUR SHARE-BASED PAYMENT ARRANGEMENTS
          CONSISTENT WITH FASB ASC 718-10-50-1 AND 50-2.

          RESPONSE

          We noted the Staff comment and advise that contractual life of stock options granted after 2005 is 4 years whereas vesting is up to 3 years. Before 2005, the contractual life was 10 years and vesting was up to 5 years. While we believe the current disclosure is technically correct, we will revise the disclosure in future filings to clarify the foregoing.

     14.  IN FUTURE FILING PLEASE DISCLOSE FOR EACH YEAR FOR WHICH AN INCOME
          STATEMENT IS PROVIDED THE TOTAL INTRINSIC VALUE OF OPTION EXERCISED
          AND THE TOTAL FAIR VALUE OF SHARES VESTED DURING THE YEAR CONSISTENT
          WITH FASB ASC 718-10-50-2(D)(2).

          RESPONSE

          We noted the Staff comment and will revise the disclosure in future filings to include the information required by ASC 718-10-50-2(d)(2).

Ms. Kate Tillan
December 14, 2010

     15.  IN FUTURE FILINGS PLEASE DISCLOSE THE AGGREGATE INTRINSIC VALUE OF
          OPTION OUTSTANDING AND CURRENTLY EXERCISABLE AND THE WEIGHTED-AVERAGE
          REMAINING CONTRACTUAL TERM OF OPTIONS CURRENTLY EXERCISABLE CONSISTENT
          WITH FASB ASC 718-10-50-2(E).

          RESPONSE

          We noted the Staff comment and will revise the disclosure in future filings to include the information required by ASC 718-10-50-2(e).

     16.  IN FUTURE FILINGS PLEASE DISCLOSE AS OF THE LATEST BALANCE SHEET DATE
          PRESENTED, THE TOTAL COMPENSATION COST RELATED TO NON VESTED AWARDS
          NOT YET RECOGNIZED AND THE WEIGHTED-AVERAGE PERIOD OVER WHICH YOU
          EXPECT TO RECOGNIZE THE COMPENSATION CONSISTENT WITH FASB ASC
          718-10-50-2(I).

          RESPONSE

          We noted the Staff comment and will revise the disclosure in future filings to include the information required by ASC 718-10-50-2(i).

                                      ****

     GENERAL - COMPANY STATEMENT

          At your request, the Company further acknowledges that:

          o    the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

          o    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

          o    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kate Tillan
December 14, 2010

          We appreciate your comments and welcome the opportunity to discuss with you our response provided above. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at
     972-54-806-6855 or Mrs. Neta Eshed, General Counsel, at 972-54-950-9933.

                                                    Very truly yours,

                                                    by: /s/ Rony Eizenshtein
                                                    ------------------------
                                                    Rony Eizenshtein
                                                    Chief Financial Officer

     cc: Gerald L. Baxter, Esq. (Greenberg Traurig LLP) Ido Zemach, Adv.
     (Goldfarb, Levy, Eran, Meiri, Tzafrir  Co.)